PROXY RESULTS
On August 12, 2011, a special meeting of Shareholders was held to consider approving Jay C. Nadel, Daniel A. Hanwacker and Susan Henshaw Jones as members of the Board of Trustees of the Trust since three Independent Trustees recently resigned from the Board of Trustees of the Trust, two of which had met or were approaching the Trust’s retirement age of 75. The following table illustrates the specifics of the vote:

	For	Against	Abstain
Jay C. Nadel	19,510,691	17,985	3,322,476
Daniel A. Hanwacker	19,520,870	7,807	3,322,476
Susan Henshaw Jones	19,521,183	7,494	3,322,476